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                                  EXHIBIT 5.1





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March 18, 1996



Daniel Industries, Inc.
9753 Pine Lake Drive
Houston, Texas 77055

Attention: Michael R. Yellin

Gentlemen:

I have acted on behalf of Daniel Industries, Inc., a Delaware corporation (the "Company"), as Counsel, in connection with the registration under the Securities Act of 1933 as amended, of 100,000 shares of the Company's Common Stock, $1.25 par value (the "Shares"), and 100,000 preferred share purchase rights of the Company issuable in connection with the issuance of the Shares (the "Rights"), to be issued upon the terms and subject to the conditions set forth in the Company's Stock Award Plan (the "Plan"). In connection therewith, I have examined either the original or copies of the Certificate of Incorporation of the Company, its By-laws, the Rights Agreement dated as of May 31, 1990 between the Company and Wachovia Bank and Trust Company, N.A., as Rights Agent, the Plan, the records of relevant corporate proceedings with respect to the issuance of the Shares and the Rights and such other documents and instruments I have deemed necessary or appropriate for the expression of the opinions contained herein.

Based on the foregoing and having regard for such other legal considerations I have deemed relevant, I am of the opinion that: (i) the Shares have been duly authorized, and when issued in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable and (ii) the Rights have been duly authorized and, when the Shares have been issued in accordance with the terms of the Plan, will be validly issued.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,



/s/   Thomas L. Sivak
      Thomas L. Sivak